UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _)

                       CRYSTALIX GROUP INTERNATIONAL, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   22941S 10 4
                                 (CUSIP Number)

    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 1, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 22941S 10 4                                                PAGE 2 OF 4

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS       JOHN S. WOODWARD

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [x]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                    0
  BY EACH REPORTING
     PERSON WITH       ---------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      9,000,000
                       ---------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      9,000,000
                       ---------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      0
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       9,000,000
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                  [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       11.5%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 22941S 10 4                                                PAGE 3 OF 4



ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Crystalix Group International, Inc. ("Crystalix"), par value $0.001. The address of the principal executive office of Crystalix is 5275 South Arville Street, Suite B-116, Las Vegas, Nevada 89118.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Mr. John S. Woodward. Mr. Woodward's address is 5275 South Arville Street, Suite B-116, Las Vegas, Nevada 89118.

Mr. Woodward is principally employed as the president and a director of Crystalix.

During the last five years, Mr. Woodward has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Woodward is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Woodward acquired 1,000,000 shares of common stock in March 2003 in consideration for an extension of a loan made to Crystalix and for services rendered as an officer of Crystalix. On December 1, 2003, 800,000 shares of Class A preferred stock were transferred to Mr. Woodward by other members of Crystalix management as an inducement to continue his involvement with Crystalix. Each share of Class A preferred stock is convertible into 10 shares of common stock and is equivalent to the votes of 10 common shares.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Woodward presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. Mr. Woodward will continue to evaluate his options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 1, 2003, Mr. Woodward owned of record 1,000,000 shares of Crystalix's common stock and 800,000 shares of Class A preferred stock. Accordingly, at December 1, 2003, Mr. Woodward beneficially owned 9,000,000 shares, which represented 11.5% of the class.

(b) As of December 1, 2003, Mr. Woodward had the shared right to vote 9,000,000 shares and the sole vote to dispose of 9,000,000 shares.

(c) On December 1, 2003, Mr. Woodward received 800,000 shares of Class A preferred stock from other members of the issuer's management team as an inducement to such persons to continue their involvement with the issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Woodward.

(e) Mr. Woodward continues to be the beneficial owner of more than five percent of the outstanding common stock of Crystalix.


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CUSIP NO. 22941S 10 4                                                PAGE 4 OF 4


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Woodward has entered into an Irrevocable Proxy Coupled with an Interest, which grants Ryan Capital Management, Inc. the right to vote all of Mr. Woodward's common and preferred shares for a specific period of time.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Irrevocable Proxy Coupled with an Interest.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2004                        /s/ JOHN S. WOODWARD
                                         ---------------------------------------
                                         John S. Woodward

                   IRREVOCABLE PROXY COUPLED WITH AN INTEREST


     1) Effective as of the Effective Date (as defined below) the undersigned holders of shares of Common Stock and Class A Preferred Stock of CRYSTALIX GROUP INTERNATIONAL, INC., a Nevada corporation (the "COMPANY"), hereby irrevocably appoints RYAN CAPITAL MANAGEMENT, INC., a Delaware corporation, as the proxy and attorney-in-fact of the undersigned, with full power of substitution, to vote all shares of the Class A Preferred and Common Stock of the Company (including any Common Stock issued as the result of any conversion of any Class A Preferred shares) which any of the undersigned, directly or indirectly through one or more intermediaries, is or hereafter becomes entitled to vote (the "SUBJECT SHARES") at any meeting or by written consent or in any other manner whatsoever, with the same force and effect as the undersigned might or could do.

     2) The undersigned represents and warrants that other than this proxy hereby granted (this "PROXY"), no proxies have been granted and no voting trusts, voting agreements or similar voting arrangements have been created or are in existence (or, with the giving of notice or passage of time will be created or be in existence) with respect to the Subject Shares. During the Term (as defined below), the undersigned covenants not to grant or cause the granting of any other proxies or voting rights with respect to the Subject Shares that conflict or are otherwise inconsistent with this Proxy.

     3) This Proxy has been granted in exchange for valuable consideration, is coupled with an interest and is irrevocable during the Term. As between the undersigned (or the undersigned's transferees or assigns) and the holder of this Proxy, the vote of the holder of this Proxy shall be accepted by the Company for all purposes with respect to the Subject Shares. A restrictive legend referring to this Proxy shall be placed upon the share certificates evidencing the Subject Shares, and any transferee, assignee or pledgee of the Subject Shares shall be bound in all respects by this Proxy.

     4)    The term of this Proxy (the "TERM") shall:

           (a) commence on the date (the "EFFECTIVE DATE") which is the earlier of :

                (i) the date on which Kevin Ryan and/or Ryan Capital makes available to the Company a line of credit in an amount not less than One Million Dollars ($1,000,000) in addition to the amount of One Million Ten Thousand Dollars ($1,010,000) which Kevin Ryan has already lent to the Company; or

                (ii) the date on which the Company receives funding of a bridge loan in an amount not less than One Million Dollars ($1,000,000) from a bridge lender other than Kevin Ryan, or Ryan Capital, or 1 World Bancorp, LLC (the "BRIDGE LENDER"); and

           (b)  expire at 5:00 p.m. Nevada time on the later of:

                (i)   December 1, 2004, or

                (ii) ninety (90) days after repayment in full of all amounts owed by the Company to the Bridge Lender, Kevin Ryan or assignee, and John S. Woodward or assignee.


DATED:  December 1, 2003.


/s/ RAINER EISSING
-----------------------------
Rainer Eissing


/s/ JOHN S. WOODWARD
-----------------------------
John S. Woodward


/s/ MARC JANSSENS
-----------------------------
Marc Janssens


/s/ EDGAR VAN DAM
-----------------------------
Edgar Van Dam


/s/ JOHN E. DHONAU
-----------------------------
John E. Dhonau













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